UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 2-E

                   REPORT PURSUANT TO RULE 609 OF REGULATION E

1.  Name of Issuer:   INFINITY CAPITAL GROUP, INC.

2.  Names of underwriter:      NONE

3.  Date of this report:       APRIL 21, 2009

4.  (a)   Date offering commenced:  SEPTEMBER 26, 2008
    (b)   Date offering completed, if completed:  APRIL 6, 2009
    (c)   If offering has not commenced, state reasons briefly:  NOT APPLICABLE

5.  (a)   Total number of shares or other units offered hereunder: 6,000,000
    (b) Number of such shares or other units sold from commencement of offering to date: 0
    (c)   Number of such shares or other units still being offered: 0

6.  (a)   Total amount received from public from commencement of                   $0
          offering to date:
    (b)   Underwriting discount allowed:                               $0
    (c)   Expenses paid to or for the account of the underwriters:     $0
    (d)   Other expenses paid to date by or for the account of the
          issuer:
            (1) Legal                                                $4,808
            (2) Accounting                                               $0
            (3) Printing and advertising                                 $0
            (4) Other                                                    $0
    (e)   Total costs and expenses ((b), (c) and (d))                          $4,808
                                                                            ----------
    (f)   Proceeds to issuer after above deductions ((a) minus (e))           ($4,808)

7. State briefly the nature and extent of each type of the issuer's principal activities to date.

     Business Development Company. We have identified two eligible portfolio companies, Strategic Environmental and Energy Resources, Inc. and NPI08, Inc., and have provided them with capital.

8. State whether this offering has been discontinued, and if so, state the date and describe briefly the reasons for such discontinuance.

     The offering was terminated on April 6, 2009.

9. List the names and addresses of all brokers and dealers who have, to the knowledge of the issuer or underwriters, participated in the distribution of the securities offered during the period covered by this report.

     None.


                                      INFINITY CAPITAL GROUP, INC.
                                    ---------------------------------
                                                (Issuer)
Date: April 21, 2009
                                         /s/Gregory H. Laborde
                                     Gregory H. Laborde, President
                                    ---------------------------------
                                            (Name and Title)